

May 6, 2014

Via E-mail
Frances R. Spark
Chief Financial Officer and Treasurer
CYS Investments, Inc.
890 Winter Street, Suite 200
Waltham, MA 02451

      Re: CYS Investments, Inc.
            Form 10-K for the Year Ended December 31, 2013
            Filed February 14, 2014
            File No. 001-33740

Dear Ms. Spark:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.   We note your discussion of the interest rate environment during 2013, but in your next filing, please include a comprehensive discussion of the steps you took as a result of the changing environment. Additionally, please include a discussion of any trends you believe will continue to impact your business going forward, and what your intentions are, on both a short-term and long-term basis.   For example, we note that you reduced leverage, initiated share repurchases and changed your asset mix to focus more on 30 year fixed rate securities and less on 15 year fixed rate securities, but it is not clear whether these actions were taken because of the volatile interest rate environment, and whether these are trends you expect to continue moving forward.

Hedging Instruments, page 37

2.   We note your disclosure on page 38 that you increased the hedge percentage of your portfolio from 52.3% on December 31, 2012 to 73.7% as of December 31, 2013 due to the increased duration of your Agency RMBS portfolio. In future Exchange Act periodic reports, please explain any material trends in these measures as compared to prior periods.

Liquidity and Capital Resources, page 42

3.   We note your disclosure on page 45 explaining when you are required to pledge additional collateral pursuant to margin calls from your repurchase agreement counterparties and the risk factor on page 7. In future Exchange Act periodic reports, please revise to disclose more specifically how the value of your collateral is calculated and clarify, if true, that the lenders calculate this value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison at (202) 551-3466 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief